UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

EXCERPT OF ITEM (2) OF THE MINUTES OF THE 89th MEETING OF THE BOARD OF DIRECTORS, HELD ON AUGUST 12, 2015.

As Secretary of the meeting of the Board of Directors, I hereby CERTIFY that item (2) of the Agenda included in the Minutes of the 89th Meeting of the Board of Directors of Oi S.A. held on August 12, 2015, at 10:00 am, at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

“Moving on to item (2) of the Agenda, Mr. Nuno Filipe Carnaz Cadima presented the performance of the Company and its subsidiaries in the 2nd quarter of 2015 and all relevant matters, clarifying issues raised by the Directors, having been informed that these will be published on this date. Following the clarifications, the members of the Board discussed issues relating to the performance of the company in an executive session.”

All members of the Board of Directors were present and affixed their signatures: José Mauro M. Carneiro da Cunha; Rafael Cardoso Cordeiro; Rafael Luís Mora Funes; Fernando Magalhães Portella; José Valdir Ribeiro dos Reis; Cristiano Yazbek Pereira; Armando Galhardo Nunes Guerra Junior; Fernando Marques dos Santos; Alexandre Jereissati Legey; Henrique Jäger; Renato Torres de Faria; Sergio Franklin Quintella; Shakhaf Wine (alt.); and Marcos Rocha (alt.)

Rio de Janeiro, August 12, 2015

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name: Flavio Nicolay Guimarães
Title: Chief Financial Officer and Investor Relations Officer